

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Timothy Cunningham
Chief Financial Officer
Bionomics Limited
200 Greenhill Road
Eastwood SA 5063
Australia

> **Re: Bionomics Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2023**
> **Filed October 18, 2023**
> **File No. 001-41157**

Dear Timothy Cunningham:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences